GENESIS PARK ACQUISITION CORP.

2000 Edwards St., Suite B

Houston, TX 77007

August 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street

Washington, D.C. 20549-7010

Attn:	Sergio Chinos and Asia Timmons-Pierce

Re:	Genesis Park Acquisition Corp.
Registration Statement on Form S-4
File No. 333-257710

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genesis Park Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to August 11, 2021 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please confirm that the Registration Statement has been declared effective by telephoning Jesse Myers of Willkie Farr & Gallagher LLP at (713) 510-1709. Comments with respect to this request or the Registration Statement may be directed to Mr. Myers by telephone at (713) 510-1709 or e-mail at jmyers@willkie.com.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

GENESIS PARK ACQUISITION CORP.

By:	/s/ Paul W. Hobby
Name: Paul W. Hobby
Title: Chief Executive Officer

Via E-mail:

cc:	William H. Gump

Angela Olivarez

Jesse P. Myers

Willkie Farr & Gallagher LLP

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

2